BCE Emergis

02034608

SUPPL

May 15, 2002

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

John Sypnowich
Vice President and
General Counsel

Re: BCE Emergis Inc. (the "Company")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

1. Company Press Release dated May 1, 2002;
2. Company Press Release dated May 3, 2002 and
3. Company Press Release dated May 14, 2002.

If you have any questions with respect to the attached, please call the undersigned at (514) 868-2341. Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

John Sypnowich
Vice President and General Counsel

JS/mn
Encl.

dw 6/18

BCE Emergis Inc.
#2200
1155, boul. René-Lévesque Ouest/West
Montréal, (Québec) H3B 4T3

BCE Emergis

News Release

BCE Emergis Appoints President of Canadian Business Unit

Montreal, May 1, 2002 — BCE Emergis Inc. (TSX: IFM) announced today the appointment of René Poirier as new President of BCE Emergis - Canada. A senior executive within BCE Emergis since its inception in 1998, René Poirier brings a broad scope of experience and knowledge to the position, including a proven track record in strategic planning and implementation, acquisition integration and deep expertise in technology.

René Poirier moves into this function from the Chief Technology Officer position he previously held within BCE Emergis. "René Poirier was a driving force behind the growth of BCE Emergis over the last 4 years, having worked closely on our network-centric services offering with Bell and the development of the e-route initiative with the banks. He understands how technology can best be leveraged to bolster a company's business growth strategies and has an intimate knowledge of many of our business customers' technology and ROI requirements. These strengths coupled with his strong leadership, will be key to the sustained growth of the Canadian business unit," highlighted Christian Trudeau, president and COO of BCE Emergis Inc.

In addition to his technology oversight at BCE Emergis, René Poirier took on for a short period the marketing and product management functions, which encompassed product R&D and new product development. His direction paved the way for several product launches and Emergis' present integrated solutions portfolio. Mr. Poirier's experience includes a 2-year tenure with Bell Canada as a strategic eCommerce consultant, advising on strategic initiatives for the development of the ebusiness unit; and some ten years of work on major projects relative to systems enhancement of financial trading exchanges with The Montreal Exchange and the Caisse Nationale de Crédit Agricole in Paris.

The position of Chief Technology Officer will be taken over by Ido Gileadi, currently Senior Vice-President of Strategy and Planning at BCE Emergis. Ido has over 18 years experience in technology and business including development, implementation and operation in the manufacturing and health industries. He has held various senior management positions including strategic planning, marketing, product development, consulting, and operations. Prior to joining Emergis, Ido spent six years with Deloitte Consulting in various management roles.

BCE Emergis is a premier e-Business service provider, strategically focusing on market leadership in the transaction-intensive eHealth and financial services sectors. By layering technologically advanced e-commerce services on existing Internet-based platforms, Emergis offers its customers increasing value in their e-commerce adoption and ever-increasing levels of sophisticated services. BCE Emergis' customers include leading North American banks and insurance companies. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite index.

Please visit BCE Emergis at www.emergis.com for more information on the Company.

- ### -

This news release contains certain forward-looking statements that reflect the current views and/or expectations of BCE Emergis with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information:

Sylvia Morin
Vice President, Corporate Communications
(514) 868-2358
Email: sylvia.morin@emergis.com

John Gutpell
Director, Investor Relations
(514) 868-2232
Email: john.gutpell@emergis.com

BCE Emergis

News Release

Michael Sabia Appointed Chairman of BCE Emergis

Montreal, May 3, 2002 — BCE Emergis Inc. today announced that further to the resignation of Jean C. Monty as Chairman and Director of the Company, Michael Sabia, President and Chief Executive Officer of BCE Inc., will take on the role of Chairman of the Board of BCE Emergis.

In addition, Jean C. Monty will not be standing for re-election as a Director of BCE Emergis at its annual meeting of shareholders on May 7, 2002. A vote for the slate of nominees listed in the Management Proxy Circular and Proxy form mailed to shareholders in early April will be taken as a vote in support of the remaining candidates who will be standing for election. The nominees are as follows: William D. Anderson, Pierre Ducros, W. Brian Edwards, Daniel Johnson, Robert Kearney, John H. McArthur, Michael Sabia and C. Wesley Scott.

BCE Emergis is 65% held by BCE Inc.

BCE Emergis is a premier e-Business service provider, strategically focusing on market leadership in the transaction-intensive eHealth and financial services sectors. By layering technologically advanced e-commerce services on existing Internet-based platforms, Emergis offers its customers increasing value in their e-commerce adoption and ever-increasing levels of sophisticated services. BCE Emergis' customers include leading North American banks and insurance companies. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite index.

Please visit BCE Emergis at www.emergis.com for more information on the Company.

- ### -

For more information:

Sylvia Morin
Vice President, Corporate Communications
(514) 868-2358
Email: sylvia.morin@emergis.com

John Gutpell
Director, Investor Relations
(514) 868-2232
Email: john.gutpell@emergis.com

82-5206

BCE Emergis

News Release

For Immediate Release

Pierre Blouin Appointed Chief Executive Officer of BCE Emergis

Montreal, Québec, May 14, 2002 — Michael J. Sabia, Chairman of the Board of BCE Emergis (TSX: IFM), today announced the appointment of Pierre Blouin as Chief Executive Officer and a director of the company. Mr. Blouin replaces Brian Edwards who has decided to step down from the company.

Mr. Blouin has been with BCE for 18 years and is currently Executive Vice-President at BCE and CEO of Bell Mobility. He has led Bell Mobility through a period of exceptional growth and technological advancement, creating what is widely considered the most innovative wireless operation in North America.

"Pierre brings strong business acumen and first-hand experience with emerging technologies into his new position at BCE Emergis," said Mr. Sabia. "His success at Bell Mobility in driving both innovation and operational excellence positions him ideally to lead Emergis into the future. Working closely with Christian Trudeau, BCE Emergis' President and Chief Operating Officer, and other members of the senior management team, Pierre's mandate will be threefold: to strengthen operational performance, to deliver sustained profitability and to find new opportunities for growth. Pierre and Christian are the right combination to launch Emergis to the next level in its development."

Brian Edwards was a founder of MPACT Immedia, Emergis' predecessor company, and has led BCE Emergis since its creation in 1998. Mr. Edwards has guided the organization through a period of significant growth and established Emergis as a leader in the financial and health sectors.

"As the founding CEO of BCE Emergis", said Mr. Edwards, "I have accomplished all of the goals I had set out to achieve, and then some, and I am convinced the company is ready for a new leader who will make Emergis even more successful. The last three and a half years with BCE Emergis have been particularly rewarding and I am very proud to have worked with such a great team, both at Emergis and at BCE."

"Brian has been instrumental in making BCE Emergis the leading e-commerce company in Canada," said Mr. Sabia. "A true entrepreneur, Brian has taken the company from being a start-up to having revenues of more than half a billion dollars. On behalf of the Board of Directors, I want to thank Brian for his tremendous contribution over the years and wish him all the very best for the future."

BCE Emergis is a premier e-Business service provider, strategically focusing on market leadership in the transaction-intensive eHealth and financial services sectors. By layering technologically advanced e-

commerce services on existing Internet-based platforms, Emergis offers its customers increasing value in their e-commerce adoption and ever-increasing levels of sophisticated services. BCE Emergis' customers include leading North American banks and insurance companies. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite index.

Please visit BCE Emergis at www.emergis.com for more information.

— 30 —

For more Information:

Sylvia Morin
Vice President
Corporate Communications
(514) 868-2358
sylvia.morin@emergis.com

John Gutpell
Director
Investor Relations
514-868-2232
john.gutpell@emergis.com